

Mail Stop 3720

January 30, 2009

Farid Suleman
Chief Executive Officer and Chairman
Citadel Broadcasting Corporation
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, NV 89128

      RE: **Citadel Broadcasting Corporation**
                   Form 10-K for the Year Ended December 31, 2007
                   Filed February 29, 2008
                   File No. 001-31740

Dear Mr. Suleman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Larry Spirgel
                                 Assistant Director